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January 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Bone Biologics, Corp.
Registration Statement on Form S-1
Filed November 12, 2014
File No. 333-200156

Dear Ms. Ransom:

On behalf of our client, Bone Biologics, Corp., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated December 9, 2014 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 12, 2014. Following this submission, we will file on the EDGAR system a complete copy of Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Registration Statement. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

General

1.	Given the nature of the offering, the size of the offering relative to the number of shares outstanding held by non-affiliates, and the identity and nature of the selling shareholders, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise the registration statement to name the selling stockholders as underwriters, disclose that such selling stockholders must resell their shares at a fixed price throughout the offering, even after you become quoted or listed, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and in response the Company will reduce the shares registered on behalf of each selling security holder, other than Hankey Capital LLC, by 80%. As a result, the number of shares registered for resale pursuant to the Registration Statement will be reduced from 34,951,839 to 4,933,407 shares registered on behalf of the selling security holders other than the 10,284,811 shares underlying warrants and a promissory note included for registration on behalf of Hankey Capital LLC. The Company currently has 24,269,047 shares of common stock outstanding and a total of 34,951,839 shares outstanding on a fully diluted basis. The shares registered on behalf of Hankey Capital LLC consists of (i) 6,329,114 shares of common stock underlying a convertible note issued to Hankey Capital in connection with a $5,000,000 convertible note investment made by Hankey Capital LLC and (ii) 3,955,697 underlying warrants issued to Hankey Capital LLC in connection with such $5,000,000 convertible note investment.

The Company respectfully submits that the proposed offering of shares of the Company’s common stock by Hankey Capital LLC as contemplated by the Registration Statement is properly regarded as a secondary offering.

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling stockholders have held the shares;

●	the circumstances under which the selling stockholders have received the shares;

●	the relationship of the selling stockholders to the issuer;

●	the number of shares being sold;

●	whether the selling stockholders are in the business of underwriting securities; and

●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of the shares described above - 4,933,407 shares for the selling stockholders other than Hankey Capital LLC and up to 10,284,811 shares (the “Shares”) of common stock of the Company on behalf of Hankey Capital LLC is not, and should not be considered, a primary offering of the Shares to the public and that neither Hankey Captial LLC nor any other selling security holders is not, and should not be considered to be, acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). We respectfully submit that the Offering as proposed above with the reduction of the shares to be registered by all selling security holders, other than Hankey Capital LLC, by 80% should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure be required.

How Long the Selling stockholders have Held the Shares

Pursuant to Hankey Capital LLC’s $5,000,000 investment in the Company’s convertible promissory note, Hankey Capital made specific representations to the Company that it was acquiring the securities, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false. The fact that the Shares are now being registered for resale is not evidence that the Selling Stockholders desire to effect an immediate distribution. In fact, Hankey Capital LLC has also not converted the promissory note and we are only registering shares underlying the note purchased by Hankey Capital and a warrant issued to Hankey Capital in connection with its investment.

Hankey Capital has borne for approximately 10 weeks, and continues to bear, the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration). Hankey Capital LLC has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock being registered for resale on its behalf. As a result, Hankey Capital LLC has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. In addition, due to the need to file an amended registration statement following receipt of a response from the SEC to this letter, the Registration Statement is not likely to be declared effective for approximately an additional month from the date hereof. The Company believes the purchase of the convertible promissory note by Hankey Capital LLC, which is convertible into the shares being registered for resale, is inconsistent with the notion that it is acquiring such securities with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company. Each of the other selling shareholders has already held their shares for a period of at least 4 months.

The Circumstances under Which the Selling Stockholders Received Their Shares

Hankey Capital LLC, and each of the other selling stockholders, acquired securities in separate private placement transactions over the last several years pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act and, as noted above, have been at market risk for the Shares since their acquisition of common stock or the securities convertible into the shares of common stock being registered on their behalf at least as long ago as October 24, 2014. As noted above, Hankey Capital LLC and each of the other selling stockholders has made specific representations to the Company that such Selling Stockholder is acquiring the common stock or the securities convertible into the shares of common stock registered on their behalf in the ordinary course of business for their own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and neither Hankey Capital nor any other selling stockholder has a present arrangement to effect any distribution of the securities purchased from the Company which are convertible into the shares registered on their behalf to or through any person or entity. The Company is not aware of any evidence that would indicate that these specific representations were false or of any evidence that Hankey Capital LLC or any other selling stockholder has any plan to act in concert to effect a distribution of its securities or the underlying shares. Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Hankey Capital LLC or any other selling stockholder has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that Hankey Capital LLC or any other selling stockholder has taken any actions to condition or prime the market for the potential resale of the shares registered on it behalf. To do so would result in a breach of the respective representations made by Hankey Capital and the other selling stockholders to the Company.

Neither Hankey Capital LLC nor any of the Selling Stockholders is acting on the Company’s behalf with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with Hankey Capital LLC or any of the Selling Stockholders that would control the timing, nature and amount of resales of the Shares or whether such Shares are even resold at all under the Registration Statement. In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of Shares under the Registration Statement. Instead Hankey Capital and all other Selling Stockholders will receive all proceeds received from resale of the Shares.

The Selling Stockholders’ Relationship to the Company.

The Company does not have an underwriting relationship with any of the selling stockholders, including Hankey Capital LLC. Each selling stockholder, including Hankey Capital LLC, acquired the Shares or the securities convertible into the Shares in a negotiated transaction for the fair market value on the date of issuance and represented to the Company that it was acquiring such shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

None of the selling stockholders, including Hankey Capital LLC, had a prior relationship with the Company before the consummation of each selling stockholders initial investment in the securities of the Company which are now Shares of common stock or convertible into the Shares. Hankey Capital LLC does not have the right to nominate designees to the Company’s Board of Directors. The Company will not receive any proceeds from any subsequent sale of the Shares being registered.

The Amount of Shares Involved

The Company acknowledges the large amount of shares of common stock involved; however, the Company has reduced the number of shares registered pursuant to this registration statement by 80%, other than the shares underlying warrants and a promissory note being registered on behalf of Hankey Capital LLC, and does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that none of the selling stockholders have any agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that any selling stockholders has conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as each selling stockholder’s represented investment intent, support the characterization of the offering as secondary in nature.

Whether the Selling stockholders are in the Business of Underwriting Securities

Neither Hankey Capital LLC nor any other selling security holder who will be included in the Registration Statement are in the business of underwriting securities and neither is a registered broker dealer. According to representations of Hankey Capital LLC and all of the Selling stockholders, that the Company relied upon in the course of the investments made by the Selling stockholders, each acquired the shares for investment purposes and not with a view of distribution. The Company has no basis to believe these representations are not true.

As noted above, each Selling Stockholder, including Hankey Capital LLC, made specific representations to the Company that such Selling Stockholder was acquiring the Shares or the securities convertible into the Shares in the ordinary course of business for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. There is no evidence to suggest that those representations are false.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Each Selling Stockholder has represented that such Selling Stockholder has purchased the securities convertible into the Shares in the ordinary course for such Selling Stockholder’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the shares registered in the Registration Statement to or through any person or entity. Further, the actual issuance of the Shares is not conditioned on the prior effectiveness of the Registration Statement nor otherwise on the Selling Stockholders’ respective ability to resell any of such Shares. Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the shares covered by the Registration Statement were registered.

Based on the above, the Company respectfully submits that none of such selling stockholders acquired the Shares with a view for distribution.

Whether Under All the Circumstances it appears that the Selling stockholders are acting as a Conduit for the Company.

The Company respectfully submits that under all of the circumstances described above, the selling stockholders, including Hankey Capital LLC, are not acting as a conduit for the Registrant. In that regard, the Company believes that the Selling Stockholders have made individual investment decisions to purchase the Shares or the securities convertible into the Shares in arms-length transactions. The Company is not aware of any evidence that would suggest that any of the Selling Stockholders, including Hankey Capital LLC, are acting, individually or together, to effect a distribution of the Shares. The Company emphasizes that there was a fundamental business purpose to the transaction in which such securities were issued that has nothing whatsoever to do with an offering of the underlying shares.

Hankey Capital LLC has borne for approximately 10 weeks, and continues to bear, the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective. Each other selling stockholder has borne such risks for any even longer period of time and in no event for a period less than approximately 4 months. Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly or for a significant period of time. In addition, the Registration Statement is not likely to be declared effective for approximately an additional month.

The Company believes that the following factors weigh in favor of the conclusion that the offering by the selling stockholders should properly be regarded as a secondary offering:

●	The Shares to be registered pursuant to the Registration Statement were issued in connection with the bona fide decision of the selling stockholders to engage in a long-term investment in the Company;

●	The selling stockholders have borne the risk of investment by holding the shares for a considerable time and continue to bear the full economic and market risk of its investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under any applicable exemption from registration) until the Registration Statement is declared effective. Also, the selling stockholders acquired the shares in a negotiated private placement transaction involving certain representations provided by the selling stockholders as to their investment intent;

●	The selling stockholders made their investment in arms-length transactions at fair market value;

●	The Company will receive no financial benefit from any future sale of the shares;

●	The selling stockholders engaged in these transactions with the Company as a private investment and not the underwriting of securities; and

●	The amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior position taken in CD&I 612.12 CD&I 216.14.

2.	Please update your combined financial statements to include unaudited interim financial statements as required by Rule 8-08 of Regulation S-X and update the related information in your filing, such as your Results of Operations, accordingly.

Response to Comment No. 2

In response to the Staff’s comment, the Company will update the combined financial statements to include unaudited interim financial statements as required by Rule 8-08 of Regulation S-X and will update the related information in our filing accordingly.

Management’s Discussion and Analysis and Results of Operations, page 23

Liquidity and Capital Resources, page 26

3.	Here and elsewhere throughout your registration statement, as applicable, please disclose the convertible promissory note you issued in favor of MTF on September 19, 2014, including the interest rate, conversion terms, and any other material terms and conditions of such convertible promissory note.

Response to Comment No. 3

In response to the Staff’s comment, the Company will disclose the convertible promissory note issued in favor of MTF on September 19, 2014, including the interest rate, conversion terms, and any other material terms and conditions, throughout the registration statement.

Selling Stockholders, page 44

4.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, including but not limited to Katayama Chemical Industry Co, LTD, Shellwater & Company, HEWM/VLG Investment LLC, ForeFront Capital, Aragen Bioscience, Alquest, Inc., and The Gilson Group, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response to Comment No. 4

In response to the Staff’s comment, the Company will disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by each selling security holder that is a legal entity.

Exhibit 5.1

5.	All exhibits are subject to our review. Accordingly, please file the legal opinion in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion, once filed. Understand that we will need adequate time to review the legal opinion before accelerating effectiveness.

Response to Comment No. 5

In response to the Staff’s comment, the Company will file the legal opinion in the next amendment.

The company has authorized me to acknowledge on its behalf that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0379.

Sincerely,

/s/ William N. Haddad
William N. Haddad